Determine, Inc.

2121 South El Camino Real, 10th Floor

San Mateo, California 94403

November 13, 2015

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	Determine, Inc. Registration Statement on Form S-3 File No. 333-207841

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Determine, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 16, 2015, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

●     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

●     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

DETERMINE, Inc.

By:	/s/ John K. Nolan
Name:	John K. Nolan
Title:	Chief Financial Officer

[Signature Page to Company’s Acceleration Request]